SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29820; File No. 812-13943]

DFA Investment Dimensions Group Inc., et al.; Notice of Application

September 22, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit open-end management

investment companies relying on rule 12d1-2 under the Act to invest in certain financial

instruments.

Applicants: DFA Investment Dimensions Group Inc. ("DFAIDG"), Dimensional Emerging

Markets Value Fund ("DEM"), Dimensional Investment Group Inc. ("DIG"), The DFA

Investment Trust Company ("DFAITC," and together with DFAIDG, DEM, and DIG, the

"Funds" and each a "Fund"), Dimensional Fund Advisors LP ("Dimensional"), and DFA

Securities LLC ("DFA Securities").

Filing Dates: The application was filed on August 19, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 17, 2011, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 6300 Bee Cave Road, Building One, Austin, TX 78746.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each of DFAIDG and DIG is organized as a Maryland corporation, and each of DFAITC and DEM is organized as a Delaware statutory trust. The Funds are registered under the Act as open-end management investment companies. Dimensional, a Delaware limited partnership, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and currently serves as investment adviser to each existing Applicant Series (as defined below). DFA Securities, a Delaware corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and serves as the distributor for the Applicant Series that are series of the Funds.

2.   Applicants request the exemption to the extent necessary to permit any existing or future series of the Funds and any other existing or future registered open-end investment company or series thereof that (i) is advised by Dimensional or any person now or in the future

controlling, controlled by or under common control with Dimensional (any such adviser or

Dimensional, an "Adviser")[1]; (ii) invests in other registered open-end investment companies

("Underlying Funds") in reliance on section 12(d)(1)(G) of the Act; and (iii) is also eligible to

invest in securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the

Act (each an "Applicant Series"), to also invest, to the extent consistent with its investment

objectives, policies, strategies and limitations, in financial instruments that may not be securities

within the meaning of section 2(a)(36) of the Act ("Other Investments").[2] Applicants also

request that the order exempt any entity controlling, controlled by or under common control with

DFA Securities that now or in the future acts as principal underwriter with respect to the

transactions described in the application.

       3.   Consistent with its fiduciary obligations under the Act, each Applicant Series'

board of directors/trustees will review the advisory fees charged by the Applicant Series'

Adviser to ensure that the fees are based on services provided that are in addition to, rather than

duplicative of, services provided pursuant to the advisory agreement of any investment company

in which the Applicant Series may invest.

Applicants' Legal Analysis:

       1.   Section 12(d)(1)(A) of the Act provides that no registered investment company

("acquiring company") may acquire securities of another investment company ("acquired

company") if such securities represent more than 3% of the acquired company's outstanding

voting stock or more than 5% of the acquiring company's total assets, or if such securities,

together with the securities of other investment companies, represent more than 10% of the

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[1] Any other Adviser will also be registered under the Advisers Act.

[2] Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the requested order will do so only in accordance with the terms and condition in the application.

acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered

open-end investment company may sell its securities to another investment company if the sale

will cause the acquiring company to own more than 3% of the acquired company's voting stock,

or cause more than 10% of the acquired company's voting stock to be owned by investment

companies and companies controlled by them.

2.   Section 12(d)(1)(G) of the Act provides, in part, that section 12(d)(1) will not

apply to securities of an acquired company purchased by an acquiring company if: (i) the

acquired company and acquiring company are part of the same group of investment companies;

(ii) the acquiring company holds only securities of acquired companies that are part of the same

group of investment companies, government securities, and short-term paper; (iii) the aggregate

sales loads and distribution-related fees of the acquiring company and the acquired company are

not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a

securities association registered under section 15A of the Exchange Act or by the Commission;

and (iv) the acquired company has a policy that prohibits it from acquiring securities of

registered open-end investment companies or registered unit investment trusts in reliance on

section 12(d)(1)(F) or (G) of the Act.

3.   Rule 12d1-2 under the Act permits a registered open-end investment company or

a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in

addition to securities issued by another registered investment company in the same group of

investment companies, government securities, and short-term paper: (i) securities issued by an

investment company that is not in the same group of investment companies, when the acquisition

is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (ii) securities (other than securities

issued by an investment company); and (iii) securities issued by a money market fund, when the

investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.   Applicants state that the Applicant Series will comply with rule 12d1-2 under the Act, but for the fact that the Applicant Series may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Applicant Series to invest in Other Investments while investing in Underlying Funds. Applicants assert that permitting the Applicant Series to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

<u>Applicants' Condition</u>:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Series from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary